UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces U.S. Pre-packaged Plan and Updates for Cayman and Hong Kong Proceedings

We, LDK Solar CO., Ltd., in provisional liquidation, together with our Joint Provisional Liquidators, Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, have today announced that three of our U.S. subsidiaries, LDK Solar USA, Inc., LDK Solar Tech USA, Inc. and LDK Solar Systems, Inc. (the “US Plan Proponents”), launched a solicitation of votes on a prepackaged plan of reorganization (the “Prepackaged Plan”) from the holders of our 10% Senior Notes due 2014 (the “Senior Notes”). The US Plan Proponents intend to implement the Prepackaged Plan through the commencement of chapter 11 cases. Votes on the Prepackaged Plan from the holders of Senior Note guarantee claims must be submitted to Lucid Issuer Services Limited (“Lucid”) so that they are actually received no later than 12:00 p.m. (prevailing Eastern time) on October 15, 2014. Holders of Senior Notes guarantee claims who need additional information regarding the balloting process can contact Lucid at ldk@lucid-is.com or Epiq Bankruptcy Solutions, LLC, which is the U.S. Voting Agent, at +1 646-282-2500 or tabulation@epiqsystems.com (please include “LDK Solar” in the subject line).

In addition, upon our application (acting by the JPLs) and our subsidiary, LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”), by summons dated August 29, 2014, to the Grand Court of the Cayman Islands (the “Cayman Court”), the Cayman Court made an order dated September 12, 2014 and filed on September 16, 2014 to direct us and LDK Silicon to convene the class meetings of our creditors on October 16, 2014 (starting at 8:00 p.m.), Cayman time, and October 17, 2014 (starting at 9:00 a.m.), Hong Kong time. The Cayman Court is currently scheduled to hear the petition in respect of the schemes of arrangement on November 6, 2014, at which hearing the Cayman Court will determine whether or not to sanction the schemes of arrangement. Creditors of our company and LDK Silicon are invited to review the Scheme Website at http://ldksolar-provisionalliquidation.com where further details of the schemes of arrangement may be found, including details of how to vote at the meetings referred to above, copies of the schemes of arrangement, the explanatory statement, and the solicitation packets.

We, together with LDK Silicon and LDK Silicon Holding Co., Limited (“LDK Silicon Holding”), previously made a filing to commence our schemes of arrangement in the High Court of Hong Kong (the “Hong Kong Court”). The Hong Kong Court is currently scheduled to hear on September 23, 2014 the applications on behalf of our company, LDK Silicon and LDK Silicon Holding to convene the class meetings of our creditors for the Hong Kong schemes of arrangement on or around October 17, 2014, Hong Kong time.

Attached hereto as Exhibit 99.3 is our press release issued on September 18, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD., in provisional liquidation

By:	/s/ Jack Lai
Name:	Jack K.S. Lai
Title:	Company Secretary

Date: September 18, 2014

Exhibit 99.3

LDK Solar Announces U.S. Pre-packaged Plan and Updates for Cayman and Hong Kong Proceedings

GEORGE TOWN, Cayman Islands, XINYU CITY, China and SUNNYVALE, Calif., September 18, 2014 - LDK Solar CO., Ltd. in provisional liquidation (“LDK Solar” or the “Company”) and its Joint Provisional Liquidators (“JPLs”), Tammy Fu and Eleanor Fisher, both of Zolfo Cooper (Cayman) Limited, today announced that three of the Company’s United States subsidiaries, LDK Solar USA, Inc., LDK Solar Tech USA, Inc. and LDK Solar Systems, Inc. (the “US Plan Proponents”), launched a solicitation of votes on a prepackaged plan of reorganization (the “Prepackaged Plan”) from the holders of the Company’s 10% Senior Notes due 2014 (the “Senior Notes”).

The US Plan Proponents intend to implement the Prepackaged Plan through the commencement of chapter 11 cases. Votes on the Prepackaged Plan from the holders of Senior Note guarantee claims must be submitted to Lucid Issuer Services Limited (“Lucid”) so that they are actually received no later than 12:00 p.m. (prevailing Eastern time) on October 15, 2014. Holders of Senior Notes guarantee claims who need additional information regarding the balloting process can contact Lucid at ldk@lucid-is.com or Epiq Bankruptcy Solutions, LLC, which is the U.S. Voting Agent, at +1 646-282-2500 or tabulation@epiqsystems.com (please include “LDK Solar” in the subject line).

In addition, upon the application of the Company (acting by the JPLs) and its subsidiary, LDK Silicon & Chemical Technology Co., Ltd. (“LDK Silicon”), by summons dated August 29, 2014, to the Grand Court of the Cayman Islands (the “Cayman Court”), the Cayman Court made an order dated September 12, 2014 and filed on September 16, 2014 to direct the Company and LDK Silicon to convene the class meetings of their creditors on October 16, 2014 (starting at 8:00 p.m.), Cayman time, and October 17, 2014 (starting at 9:00 a.m.), Hong Kong time. The Cayman Court is currently scheduled to hear the petition in respect of the schemes of arrangement on November 6, 2014, at which hearing the Cayman Court will determine whether or not to sanction the schemes of arrangement. Creditors of the Company and LDK Silicon are invited to review the Scheme Website at http://ldksolar-provisionalliquidation.com where further details of the schemes of arrangement may be found, including details of how to vote at the meetings referred to above, copies of the schemes of arrangement, the explanatory statement, and the solicitation packets.

The Company, LDK Silicon and LDK Silicon Holding Co., Limited (“LDK Silicon Holding”) previously made a filing to commence their schemes of arrangement in the High Court of Hong Kong (the “Hong Kong Court”). The Hong Kong Court is currently scheduled to hear on September 23, 2014 the applications on behalf of the Company, LDK Silicon and LDK Silicon Holding to convene the class meetings of their creditors for the Hong Kong schemes of arrangement on or around October 17, 2014, Hong Kong time.

All of these proceedings are designed to implement the Company’s previously described plans for the restructuring of its offshore operations, which restructuring the Company hopes to conclude in November 2014.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including risks and uncertainties disclosed in LDK Solar’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date such information was prepared and on its expectations, assumptions, estimates and projections as of such date. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

About LDK Solar in provisional liquidation

LDK Solar Co., Ltd. in provisional liquidation is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar, through its operating subsidiaries, manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s subsidiary office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

For more information contact:

Company in provisional liquidation

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

Provisional Liquidators

Tammy Fu	Eleanor Fisher
Zolfo Cooper (Cayman) Limited	Zolfo Cooper (Cayman) Limited
Cayman Islands	Cayman Islands
LDKenquiries@zolfocooper.ky +1-345-946-0081

Financial Advisor to Company (in provisional liquidation)

Augusto King	Richard Klein
Jefferies LLC	Jefferies LLC
aking@Jefferies.com	rklein@Jefferies.com

Legal Advisors to Company (in provisional liquidation)

Thomas Albrecht	Timothy Li	Guy Manning	Mark Goodman
Sidley Austin	Sidley Austin	Campbells	Campbells
talbrecht@sidley.com	htli@sidley.com	gmanning@campbells.com.ky	mgoodman@campbells.com.ky

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